UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of: November, 2024

Commission File No. 0001-40381

NEW PACIFIC METALS CORP.
(Translation of registrant's name into English)

Suite 1750 - 1066 W. Hastings Street

Vancouver BC, Canada V6E 3X1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [   ]  Form 40-F  [X]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 18, 2024	NEW PACIFIC METALS CORP.

/s/ Jalen Yuan
Jalen Yuan
Chief Financial Officer

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT

99.1	Technical Report
99.2	Certificate of Qualified Person - Anderson G Candido
99.3	Certificate of Qualified Person - Gonzalo Rios
99.4	Certificate of Qualified Person - Jinxing Ji
99.5	Certificate of Qualified Person - Marc Schulte
99.6	Certificate of Qualified Person - Marcelo del Giudice
99.7	Certificate of Qualified Person - Pedro Repetto
99.8	Consent of Qualified Person - Anderson G Candido
99.9	Consent of Qualified Person - Gonzalo Rios
99.10	Consent of Qualified Person - Jinxing Ji
99.11	Consent of Qualified Person - Marc Schulte
99.12	Consent of Qualified Person - Marcelo del Giudice
99.13	Consent of Qualified Person - Pedro Repetto